NEWS RELEASE

January 20, 2006

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA ANNOUNCES HIGH GRADE INTERSECTIONS IN FOLLOW UP UNDERGROUND DRILLING AT EL VALLE

Toronto, Canada – Rio Narcea Gold Mines. Ltd. ("Rio Narcea" or the "Company") is pleased to announce the results of the underground exploration drilling of the mineralized structure known as “Area 107“, which includes some very high grades and shows strong continuity of the mineralized zone. The mineralization remains open at depth and towards the southeast where the best intersections have been encountered. All the results are shown in the attached table. The approximate position of each intercept is shown in the attached sketch that corresponds to a vertical projection of the mineralized structure.

All the underground drilling has been conducted from existing production development and thus not ideally located for an exploration program. Nevertheless the results obtained clearly show that the structure remains open with very promising grades. The Company is therefore evaluating options to rapidly advance exploration and development in this southeast extension using the existing infrastructure of the Boinás mine. The closest underground access is only 200 meters east of the structure and at a good elevation for a drilling platform.

The results of this limited drilling campaign have shown the potential of just one of the several targets that remain untested at the Boinás-El Valle gold deposit. The Company remains confident that this potential will be unlocked with the dedication of adequate exploration resources.

With these encouraging exploration results and the ongoing strong gold market, the Company is continuing to evaluate its  El Valle and Carles operations in Northern Spain.

Quality control (QC) for sample preparation and analysis of samples for the this drill program been designed by independent consultant, Alan Noble of O.R.E. Reserves Engineering, Colorado, U.S.A., to meet or exceed the requirements of National Instrument 43-101 (Standards of Disclosure for Mineral projects). This QC program includes the use of blanks, duplicates and standard reference samples, in conjunction with systematic check assays in external laboratories. The Qualified Person as defined by NI 43-101 for the drilling program is Luis Pevida, Manager of Exploration for Rio Narcea.

For further information please contact:

Chris von Christierson Chief Executive Officer Tel: + (44) 207 629 2252 Fax: + (44) 207 629 1922 E-Mail: cvc@sprospecting.com Web Site: www.rionarcea.com	Alberto Llavandeira President Tel: +(34) 98 573 3300 Fax: + (34) 98 573 3301 E-Mail: aala@rngm.es WebSite: www.rionarcea.com	Steve Dawson Manager, Investor Relations Tel: (416) 956 7470 Fax: (416) 956 7471 E-Mail: steve.dawson@rngm.com Web Site: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and. as such. involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

INTERSECTIONS OF AREA 107 DRILLED FROM UNDERGROUND

UPPER ZONE
Number	HOLE	THICKNESS	TRUE THICKNESS	Au g/t	Ag g/t	Cu %	Au_Eq g/t
1	VAL1037	5.50	5.1	5.43	14.15	0.07	5.60

2	VAL1054	6.10	5.7	8.65	10.10	0.04	8.75
2	VAL1054	2.45	2.3	6.61	2.16	0.08	6.66

3	VAL1034	5.75	5.7	41.07	1.29	0.14	41.31
4	VAL1051	2.10	2.0	2.66	4.00	0.11	2.79
5	VAL1052	2.80	2.6	40.09	1.14	0.08	40.23
6	VAL1053	3.00	3.0	5.37	7.00	0.03	5.37
7	VAL1055	2.95	2.7	5.47	0.00	0.10	5.65
8	VAL1036	3.40	3.1	4.76	7.00	0.56	5.75
9	VAL1056	2.30	2.3	8.23	7.39	0.04	8.23
10	VAL1063	3.40	3.1	9.67	4.00	0.04	9.75
11	VAL1057	3.95	3.5	2.02	1.28	0.03	2.07

12	VAL1058	4.40	3.9	1.91	0.00	0.07	2.03
12	VAL1058	2.60	2.4	2.48	0.00	0.46	3.13

13	VAL1059	6.45	5.8	50.98	1.71	0.55	51.93
14	VAL1061	3.75	3.4	6.08	6.20	0.13	6.33
15	VAL1060	14.00	12.6	16.41	3.01	0.53	17.34
16	VAL1062	4.80	4.3	1.52	35.77	5.22	10.61

LOWER ZONE
Number	HOLE	THICKNESS	TRUE THICKNESS	Au g/t	Ag g/t	Cu %	Au_Eq g/t
17	VAL1066	17.80	16.7	9.37	5.80	0.18	9.71
17	VAL1066	3.60	3.4	9.57	2.41	0.09	9.74

18	VAL1063	5.45	5.26	4.43	0.64	0.04	4.50
19	VAL1019	3.60	3.38	2.14	0.00	0.32	2.53
20	VAL1064	2.65	2.56	3.89	4.51	0.46	4.68

21	VAL1065	3.30	3.30	5.77	12.64	0.31	9.34
21	VAL1065	3.35	3.35	3.55	28.19	1.57	6.35

NW
Longitudinal section 107 area
SE
EL VALLE PIT
Tertiary
LIMITING THRUST
West Breccia
APPROX LIMIT OF OXIDATION
Val191
Val107
IV 3
Val188
Val 192
Val193
Val195
Val48
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
17
18
19
20
21
5.85 m @ 51.9 g/t Au eq
3.40 m @ 6.3 g/t Au eq
12.60 m @ 17.3 g/t Au eq
4.30 m @ 10.6 g/t Au eq
16.70 m @ 9.70 g/t Au eq
3.40 m @ 9.74 g/t Au eq
Open
Open
500
400
300
200
100
0
50
100 Meters
Holes drilled from surface